Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

May 5, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 5, 2026, The Nasdaq Stock Market (the "Exchange") received from PACCAR Financial Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

5.000% Fixed Medium-Term Note, Series Q Due March 22, 2034

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,